Exhibit 3.25

State of California

Secretary of State

Filed March 7, 2006

File No: 200606610270

LIMITED LIABILITY COMPANY

ARTICLES OF ORGANIZATION

1. The name of the limited liability company is Burlington Coat Factory Warehouse of San Bernadino, LLC.

2. The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the Beverly-Killea Limited Liability Company Act.

3. The name of the initial agent for service of process is Corporation Service Company which will do business in California as CSC-Lawyers Incorporating Service.

4. The address is California.

5. The limited liability company will be managed by all limited liability company members.

/s/ Cindy Rashed Reilly

March 3, 2006.